VIPER POWERSPORTS INC.
10895 Excelsior Blvd. – Suite 203
Hopkins, MN 55343

January 31, 2011

United States Securities and Exchange Commission	Re: Viper Powersports Inc. -
Division of Corporation Finance	Response to SEC Letter
Washington, D.C. 20549
Attn: Doug Jones, Staff Accountant

Dear Commission:

    Regarding your letter to Viper Powersports Inc. (the “Company”) of December 30, 2010, the following responses are keyed to the paragraph numbers in your comment letter:

Form 10-K for Fiscal Year Ended December 31, 2009

 SEC Comment #1 (Risk Factors, page 16)

     In any of our future filings where our auditor includes a going concern qualification, we will add a risk factor in this regard.

SEC Comment #2 (Our ability to generate future revenues will depend upon a number of factors, page 17)

     Regarding risk factors we disclose in our future filings, we will expand our discussion to include a separate risk factor regarding risks to us from general economic conditions.

SEC Comment #3 (Managements Discussion and Analysis- Forward-looking Statements, page 11)

     In any future filings, we will revise the introductory paragraph as requested to eliminate the safe-harbor implication.

SEC Comments #4 and #5 (Results of Operations for the Fiscal Year Ended December 31, 2009 Compared to the Fiscal Year Ended December 31, 2008)

     Regarding SEC Comment #4, the negative revenue was for fiscal year 2008 and was due to sales returns.  The negative revenue involved our product development phase and had no material impact on our revenues.

      Regarding SEC Comment #5, we had only minimal non-vehicle merchandise sales and as yet have not established definite procedures for future marketing of such items.  Accordingly, we have had no changes of sales and costs to disclose for these non-vehicle items.  As for our motorcycle vehicles, attempting to state the number and average sales price of each period would not provide any intelligible or material information to the reader, and indeed could be misleading at that stage of our development, particularly because our 2009 vehicles were sold during development status and offered at various terms depending upon the nature of these initial motorcycles as well as the particular dealer.

SEC Comment #6 (Executive Compensation - Summary Compensation Table, page 23)

     In future filings, we will ensure that stock award amounts are in the correct column in accordance with FASB ASC Topic 718.

SEC Comment #7 (Signatures, page 27)

     In future filings, we will revise the signature blocks as requested to reflect individual capacities.

SEC Comment #8 (Financial Statements, page F-1)

      We do not regard our commercial procedures and operations as being finalized until the final quarter of 2010 ended December 31, 2010, and accordingly it was appropriate for us to  continue our development stage status until then.

Notes to Consolidated Financial Statements

SEC Comment #9  (Note 1 – Dealer Floor Plan Financing, page F-11)

     We no longer offer any type of dealer financing, since the banking institution that provided a limited facility to us for this purpose discontinued such line-of-credit.  We had never established any definite or standard terms for dealers incident to such limited dealer financing, but rather extended financing on an individual dealer basis with varying conditions.  We currently are seeking conventional dealer flooring from a commercial institution in this line of business, and we will discuss and update the status of this matter in our upcoming Form 10-K filing for our fiscal year 2010.  In any event, we do not believe that it would be material or helpful to the reader to expand our information on dealer financing in our 2009 Form 10-K filing, especially since our limited dealer financing was discontinued.

SEC Comment #10 (page 15)

     Since we no longer provide any floor plan financing, any further disclosure regarding repossession matters in connection with floor plan financing is moot and not material.

SEC Comment #11 (Note 2 – Equity Financing Agreements, page F-12)

     We have determined that the entries in the Stockholders’ Equity Statement are correct, with the error being in the footnotes.  We will reconcile the footnote material with the stockholders’ equity statement and revise the footnotes as necessary and include reconciled numbers in our audited financial statements for fiscal year 2010 now being prepared for our Form 10-K filing for the period ended December 31, 2010. We do not consider this discrepancy to be material.

SEC Comment #12 and #13 (Note 6 – Warrants, pages F-16 and F-17)

     We are in the process of reconciling our warrant information in Note 6.  Since none of our warrants have been exercised, however, we do not believe any such footnote inconsistencies in our last Form 10-K filing regarding warrants were material.  We will ensure that our warrant information is reconciled and revised in our upcoming Form 10-K filing now being prepared for our fiscal year 2010.

SEC Comment #14 (Exhibits 31.1 and 31.2)

     We have obtained and are now aware of the expanded language necessary for our Sarbanes-Oxley Section 302 certifications regarding our certifying officers’ responsibility , and the appropriate revisions will be included in all of our future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

SEC Comment #15 (Consolidated Balance Sheets, page 3)

     We most likely erred in continuing the classification of our receivables as being short-term in our most recent Form 10-Q filing.  They were current assets, however, at the time the related motorcycle products were shipped to dealers, and we certainly expected payment for them from the involved dealer in a relatively short time period, which is our basis for initially recording the associated dealer receivables as current assets.   We are in the process of having the products related to these receivables returned to us, when we will account for them as product inventory and write off the receivables.  We believe that revenue recognition was appropriate at the time we initially sold and shipped the products to a dealer.

SEC Comments #16 and #17 (Management’s Discussion and Analysis – Results of Operations,  page 12)

          Regarding SEC Comment #16, we cannot render a useful or material analysis of our gross profit on a comparative basis, since we did not use uniform pricing to initial dealers regarding our various sales of motorcycles during our development phase.  Rather we priced them differently from time to time as necessary in order to retain the dealers to sell our initial production.  Any variances which we would attempt to determine for the various time periods of our development stage would not be intelligible or material.  In future filings, however, we will disclose any material comparative differences in dollar and percentage amounts as and when they occur.

    As for SEC Comment #17, for the reasons stated in the foregoing paragraph, we are unable to provide any such general discussion that would be useful or material to investors.

Form 10Q/A for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

 SEC Comment #18  (Item 3. Controls and Procedures)

     We are a small company recently emerging form our development stage, and our disclosure controls and procedures must be considered in light of our early stage status and limited personnel.  Our material disclosure items are discussed and considered by and between our Chairman/Legal Counsel, our CEO, and our CFO.   Accordingly, we believe that we could not establish disclosure controls and procedures any better for the current status and personnel of our Company, and that they have been effective as stated in our filings.  Whatever errors have occurred in our past filings have been simply unintended mistakes, but did not occur due to a lack of disclosure controls and procedures.  We further believe that our filings have been correct as to their materiality.

     The Company acknowledges that:

i)	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert O. Knutson, Chairman and Legal
       Counsel of  Viper Powersports Inc.